HEARTCORE ENTERPRISES, INC.

1-2-33, Higashigotanda, Shinagawa-ku

Tokyo, Japan 141-0022

September 11, 2025

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission

Department of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kathleen Krebs

Mr. Larry Spirgel

Re:	HeartCore Enterprises, Inc.
Registration Statement Filed on Resale Form S-1
(File No. 333-288937)

Dear Ms. Krebs and Mr. Spirgel:

On behalf of HeartCore Enterprises, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Monday, September 15, 2025, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sumitaka Yamamoto
Sumitaka Yamamoto
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC